HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
                                   ________                  harttrinen@aol.com
                                 (303) 839-0061             Fax: (303) 839-5414

                                  July 15, 2021

Jay Mumford
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   GeoSolar Technologies, Inc.
            Registration Statement on Form S-1
            File No. 333-255887

     This office represents GeoSolar Technologies, Inc. (the "Company"). Amendment No. 2 to the Company's Registration Statement on Form S-1 has been filed with the Commission. The following are the Company's responses to the comments received from the staff by letter dated June 3, 2021.

     The numbers below correspond to the paragraph numbers in the staff's comment letter. The numbers under the "Page No." column indicated the page number of the registration statement where the responses to the staff's comments can be found.

     The numbers below correspond to the paragraph numbers in the staff's commentletter.

                                                                        Page No.

     1.   Comment complied with.                                           2

     2.   Comment complied with.                                           4

     3.   Comment complied with.                                           7

     4.   Comment complied with.                                           9

     5. The Company's only officer and director has signed Amendment No. 2 to the Company's
          Registration Statement.

     6.   Comment complied with.                             3-31-21 Financials

     7.   Comment complied with.                                           17

     8.   Comment complied with.                                           17

     9.   After the effective date of the Company's
          Registration Statement the Company will be required to file 10-K, 10-Q, and 8-K reports with the commission pursuant to Section 15(d) of the Securities Exchange Act of 1934. As such, the Company's common stock will be eligible to trade on the OTCQB platform maintained by the OTC Markets Group, Inc. The Company does not intend to register its shares under the Securities Exchange Act.

     10.  Pursuant to Section  7-106-401  of the Colorado
          Business  Corporation Act, distributions are in
          the discretion of a corporation's directors. The
          Colorado  Business  Corporation  Act does not have
          any  provision allowing  a   corporation's
          shareholders  to  make  (or  approve)  a distribution.

     11.  The sentence  which is the subject of this
          comment has been  removed.                                 Cover Page

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.


                                Very Truly Yours,

                                HART & HART, LLC

                               /s/ William T. Hart

                                 William T. Hart